SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-32627

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

    Not Applicable

PART I REGISTRANT INFORMATION

    Southeastern Banking Corporation

Full name of registrant:

    Not Applicable

Former name if applicable:

    1010 North Way Street

Address of principal executive office (street and number):

    Darien, Georgia 31305

City, state and zip code:

PART II RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

Because the year-end audit is not yet complete, the Registrant is unable to file its 2009 Annual Report on Form 10-K within the prescribed time period. The Registrant expects to file its 2009 Annual Report on Form 10-K no later than April 15, 2010, the 15th day following the prescribed due date.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alyson G. Beasley	(912)	437-4141
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income declined $2,815,726 or 79.32% to $734,087 in 2009 from $3,549,813 in 2008. On a per share basis, net income declined $0.89 to $0.23 in 2009 from $1.12 in 2008. Major variances in the 2009 comparative results included:

•	$1,418,024 decline in net interest income due to comparative asset sensitivity, margin compression, and increase in nonaccrual loans;

•	$4,542,000 increase in the loan loss provision to address loan quality issues;

•	$0 other-than-temporary impairment loss on corporate debt security in 2009 versus $1,024,681 in 2008.

•	$612,507 increase in FDIC assessment charges; and

•	$1,841,738 reduction in income tax expense.

    Southeastern Banking Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:	April 1, 2010	By:	/s/ ALYSON G. BEASLEY
			Name:	Alyson G. Beasley
			Title:	Treasurer and Vice President

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